Issuer Free Writing Prospectus

Dated May 16, 2012

Filed pursuant to Rule 433

Registration Statement No. 333-179460

Dear Investor:

Thank you for your interest in our Renewable Unsecured Subordinated Notes.  Enclosed is the investment information and Prospectus you requested.

Twin Cities Power Holdings, LLC (“TCP”) trades financial contracts for electricity in seven North American wholesale markets.  We also trade financial contracts for electricity, natural gas, and oil derivatives on three exchanges.

Our activities can be generally characterized by the acquisition of power at a given location and its sale at another. Our financial transactions settle in cash in an amount equal to the difference between the purchase and sale prices.

Headquartered in suburban Minneapolis, TCP and its predecessors have been trading power since 2005.  Here is a summary of our audited financial results for the past two fiscal years.

TCP Financial Results - Dollars in millions	FY 2011	FY 2010
Net revenue	$42.713	$44.305
Income before income taxes	$11.680	$6.294
Provision for taxes	$.458	.748
Net income	$11.222	$5.546
Foreign currency translation adjustment	$.091	(.127)
Comprehensive income	$11.313	$5.419

Our notes offer attractive yields across a variety of terms ranging from three months to ten years with several interest payment options to meet your individual needs.   To purchase a note:

•                  Carefully read the Prospectus, including the section entitled “Risk Factors.”

•                  Complete and sign the enclosed Subscription Agreement identifying the dollar amounts and terms of the notes you wish to purchase.   Be sure to also provide the Required Information.

•                  Complete and sign the enclosed Direct Deposit Form identifying the account where your principal and interest payments should be deposited.

•                  Write a check for your aggregate investment amount made payable to Twin Cities Power Holdings, LLC.

•                  Return your check, the Subscription Agreement and the Direct Deposit Form to us in the enclosed postage prepaid return envelope.

If you have any questions about the notes or how to invest, please call TCP Investor Services at 888-955-3385 or email us at InvestorServices@TCPnotes.com.

Very truly yours,

TCP Investor Services

Twin Cities Power Holdings, LLC has filed with the Securities and Exchange Commission (“SEC”) a registration statement (including the enclosed prospectus) for the offering to which this communication relates.  Before investing please read the prospectus and other documents TCP may have filed with the SEC that contain more current information about TCP and this offering.  You can obtain these documents free of charge by accessing the EDGAR archives at www.sec.gov or by visiting www.tcpnotes.com, TCP’s web site for this offering.  Alternatively, TCP will send you these documents upon request by calling 888-955-3385.

Important Investment Information

Renewable

Unsecured

Subordinated

Notes

Issued by Twin Cities Power

TCP trades financial contracts for electricity in the North American market.

About the Company

Twin Cities Power Holdings, LLC (“TCP”) trades financial contracts for electricity in seven North American wholesale markets.  To a lesser extent we also trade financial contracts for electricity, natural gas, and oil derivatives on three exchanges.

Our activities can be generally characterized by the acquisition of power at a given location and its sale at another. Our financial transactions settle in cash in an amount equal to the difference between the purchase and sale prices.

Headquartered in suburban Minneapolis, TCP has been trading power since 2005. Our trading activities are regulated by the Federal Energy Regulatory Commission and the Commodity Futures Trading Commission.

Twin Cities Power Holdings, LLC has filed with the Securities and Exchange Commission (“SEC”) a registration statement (including the enclosed prospectus) for the offering to which this communication relates. Before investing please read the prospectus and other documents TCP may have filed with the SEC that contain more current information about TCP and this offering. You can obtain these documents free of charge by accessing the EDGAR archives at www.sec.gov or by visiting www.TCPnotes.com, the web site for this offering. Alternately, call 888-355-3385 and TCP will send you these documents upon request.

Frequently Asked Questions

What is a renewable unsecured subordinated note?

A renewable unsecured subordinated note is a promise to pay the principal and interest on the note to the holder by Twin Cities Power Holdings, LLC. By purchasing a note, you are lending money to TCP. The note represents TCP’s obligation to repay your loan with interest.

When the loan matures, you can elect repayment of the note and your investment will be returned to you along with any accrued but unpaid interest. However, if neither you nor TCP elect repayment at maturity, the note automatically renews for another term and continues to earn interest at the current applicable rate.

TCP is issuing the notes as a new financing.

What are the available terms and interest rates?

TCP notes have terms to maturity ranging from three months to ten years. Depending on TCP’s capital needs, certain note terms may not always be available.

Interest rates are determined at the time a note is purchased or renewed by its term to maturity and the total principal amount of all TCP notes then owned by you.

The notes earn incrementally higher interest rates when the total principal amount of notes you own reaches $25,000, $50,000, $75,000 and $100,000.

The interest rate supplement included in this folder lists the current interest rates and the effective net annual yields for the available note terms at different portfolio principal amounts. The company files a prospectus supplement with the Securities and Exchange Commission each time its interest rates change.

How is the interest calculated and paid?

Interest is compounded daily at an annual rate based on a 365-day year.  Interest payments are made via direct deposit into the account you specify on the direct deposit form.

You can choose to receive your interest payments monthly, quarterly, semiannually, annually or at maturity. If you select the monthly payment option, you can also choose the day on which you want your interest paid.

Frequently Asked Questions continued inside…

If the monthly interest payment date you select is within five business days of the note issue date, your first interest payment will be made the following month and will include all of the interest earned since the issue date.

For all other payment options, interest is paid on the quarterly, semiannual or annual anniversary of the note issue date or at maturity.

If no payment option is selected, interest is paid at maturity. If a payment date falls on a Saturday, Sunday or legal holiday, the interest payment will be made on the next business day.

Will my interest rate change during the note term?

No. The interest rate is fixed on the note issue date and remains unchanged until the note matures. If you choose to renew your note at maturity, the interest rate for the new term will be the rate then being offered to holders with similar portfolio amounts for notes with the same term; or the rate specified by TCP if the company is not then issuing new notes with the same term.

How do I purchase a note?

Carefully read the prospectus and the other materials included in this investment kit. Pay close attention to the section of the prospectus entitled ‘Risk Factors’.

If you conclude that a renewable note is an appropriate investment for you, complete the enclosed subscription agreement and direct deposit form and write a check payable to Twin Cities Power Holdings, LLC for the full amount of your investment. Mail your check, subscription agreement and direct deposit form in the enclosed envelope.

You can purchase multiple notes with different terms for the same investor by filling in investment amounts for more than one term. However, if you want to purchase multiple notes for several investors (for example, as custodian for your children), you need to complete separate subscription agreements and direct deposit forms for each investor.

Please call TCP Investor Services at 888-955-3385 if you need additional forms. You can also download and print additional copies of these documents from TCPnotes.com.

What is the minimum amount that I can invest?

$1,000. There is no maximum amount and odd amounts, such as $7,592.68, are acceptable. If you purchase multiple notes with different terms or multiple notes for different investors, the principal amount of each note must be at least $1,000. You may not aggregate several smaller notes to meet the $1,000 minimum.

Can I purchase a note in my IRA, SEP, 401(k), 403(b) or Keogh?

Yes, if your custodian allows investments in securities that are not DTC eligible. Your investment custodian should complete the subscription agreement and the entity that will own the note should be identified in the section entitled ‘Other Investor’. The address of the custodian should be listed as the primary address. Your address should be listed as the secondary address so you can receive copies of the correspondence sent to the custodian. The custodian should issue the check for your investment.

What happens after I invest?

After your subscription agreement is accepted, you will receive a written confirmation of your investment that includes pertinent information about the notes you purchase such as the note number, the issue date, interest payment schedule and the interest rate.

The notes are issued in book entry form, which means that no physical note is created. Evidence of your ownership is provided by the confirmation.

You will also receive quarterly statements that summarize the activity in your account and a Form 1099 INT each January that lists the interest income that was reported to the Internal Revenue Service for the previous year.

Are only cash interest payments reported to the Internal Revenue Service?

No, all accrued interest is reported annually to the Internal Revenue Service. Depending on your interest payment schedule, your reported interest income could exceed the sum of your cash interest payments in some years. In this event, you would be liable for income taxes on the accrued interest before you were paid the same amount in cash.

Can I change my mind after purchasing a note?

Yes. You can rescind your initial investment within five business days of the postmark date of your purchase confirmation without incurring an early redemption penalty. If you rescind your investment, TCP will promptly return the principal amount of your note. You will not earn any interest for the days your note was outstanding. You may also be eligible to rescind your initial investment for other reasons, which are described in the prospectus.

Do I pay a commission to purchase a note?

No. You never pay a commission to purchase, renew or redeem a note.

What happens when my note matures?

You will be notified prior to the maturity date that your note is coming due. An interest rate supplement will be provided that lists the current interest rates and effective net annual yields for the available note terms and portfolio principal amounts. As long as the notes are still available and TCP has not elected to repay your note, you will have the opportunity to choose one of the following options:

• You can do nothing and your note will automatically renew for a term equal to the original term at the interest rate then being offered to other holders with similar note portfolios for notes with the same term. If notes of the same term are not then being offered, the interest rate upon renewal will be the rate specified by TCP on or before the maturity date or the rate of the existing note if no such rate is specified.

• You can elect repayment of your note and the principal amount plus any accrued but unpaid interest will be returned to you. If you choose this option, your note will not earn any interest on or after the maturity date.

• You can elect repayment of your note and use the proceeds to purchase a new note with a different term or principal amount. The issue date of the new note will be the maturity date of the old note. You will need to complete a new subscription agreement to buy the new note.

• If your note pays interest only at maturity, you can receive the accrued interest that your note has earned during the term just ended and allow only the principal amount of your note to renew for the same term at the interest rate in effect at the time of renewal. If notes with the same term are not then being offered, the interest rate upon renewal will be the rate specified by TCP on or before the maturity date or the rate of the existing note if no such rate is specified.

Can I request that TCP repurchase my note prior to maturity?

Yes. However, all repurchase requests, except those upon the death or total permanent disability of the holder, are subject to TCP’s approval. Further, if TCP elects to repurchase your note prior to maturity, you will be charged a penalty of up to three months of simple interest on notes with three month maturities and up to six months of simple interest on all other notes. The aggregate principal amount of notes that TCP is obligated to repurchase at the request of all investors prior to maturity for any reason in a single calendar quarter is limited to the greater of $500,000 or 1% of the aggregate principal amount of all notes outstanding at the end of the previous quarter.

Notes not redeemed prior to maturity in the quarter requested may be redeemed the next quarter, subject to the same limitation. Please read the section of the prospectus entitled ‘Description of the Notes — Redemption or Repurchase Prior to Stated Maturity’ for more information.

Can I sell my note prior to maturity?

No. There is no active secondary market for the notes. The notes are not negotiable instruments and cannot be transferred without the prior written consent of TCP. If you decide to liquidate your investment prior to maturity, you would have to request that TCP either consent to a transfer or repurchase your note early, which would subject you to the penalty and limitation described earlier.

What are the risks related to the notes?

You could lose the entire principal amount of your note plus all accrued but unpaid interest if TCP encounters serious financial difficulties. Please read the section of enclosed prospectus entitled ‘Risk Factors’ for a discussion of the material risks related to the notes.

Whether the notes are appropriate for you depends on your risk profile, return objectives, investment experience, the diversity of your investment portfolio and your ability to withstand a loss of interest or principal.

The notes may not be suitable for all investors.

Are the notes insured?

No. The notes are not insured by the Federal Deposit Insurance Corporation , the Securities Investor Protection Corporation or any other agency or company. They are obligations of TCP only.

Are the notes rated?

TCP has not requested a rating for the notes. However, third parties may independently rate them.

Are the notes secured by any collateral?

No. The notes are unsecured. Note holders do not have a lien on any TCP assets.

What is the priority of the notes?

The notes are subordinate to all other existing and future secured, unsecured, senior and subordinate debt obligations of Twin Cities Power Holdings, LLC.

If the company encounters serious financial difficulties, principal and interest payments to higher priority creditors would take precedence over payments to the note holders.

The company currently has substantial debt and is likely to incur or issue additional debt that would rank senior in priority of repayment to the notes. See the enclosed prospectus for more details.

Can TCP prepay my note prior to maturity?

Yes. After giving you thirty days written notice, TCP can repay your note at par prior to maturity without your consent. At that time, you would receive your original principal amount and all accrued but unpaid interest earned through the repayment date.

How long has TCP been issuing renewable notes?

TCP began offering renewable notes in May of 2012.

What if I have more questions?

Administrative questions about the notes should be directed to 888-955-3385. Business questions about the company should be directed to 952-241-3105.

TCP Notes

P.O. Box 4126

Hopkins, MN 55343

Telephone: 888-955-3385

Fax: 952-546-5585

TCPnotes.com

How to Invest Checklist…

Carefully read the prospectus and all other materials enclosed. Pay close attention to the prospectus section entitled “Risk Factors.”

Complete and sign the Subscription Agreement and Direct Deposit Form.

Make your check payable to

Twin Cities Power Holdings, LLC.

Return your check, Subscription Agreement and Direct Deposit Form in the enclosed postage prepaid, self-addressed envelope.

If you have any questions, please call TCP Investor Services at 888-955-3385.

WWW.TCPNOTES.COM

TCP Investor Services

P.O. Box 4126  /  Hopkins, MN 55343  /  investorservices@tcpnotes.com tf 888-955-3385  /  fx 952-546-5585

Spine: Renewable Unsecured Subordinated Notes issued by Twin Cities Power Holdings, LLC